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Issuer Free Writing Prospectus dated May 10, 2012
Supplementing the Preliminary Prospectus dated May 1, 2012
Filed pursuant to Rule 433
Registration No. 333-180262

EDWARDS GROUP LIMITED

        This free writing prospectus of Edwards Group Limited relates only to the securities described in, and should be read together with, the preliminary prospectus, dated May 1, 2012 (the "Preliminary Prospectus"), included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-180262) of Edwards Group Limited, as filed with the Securities and Exchange Commission on May 1, 2012 (as amended, the "Registration Statement"), including the section entitled "Risk Factors," before deciding to invest in the securities described therein.

Proposed Terms of Initial Public Offering

Ordinary Shares to be Outstanding after This Offering	106,263,956 ordinary shares(1)
Anticipated initial public offering price range	$9.00 to $10.00 per ADS
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately US$104.4 million, assuming the ADSs are offered at US$9.50 per ADS (the midpoint of the price range set forth above). We will not receive any proceeds from the sale of ADSs, if any, by the selling shareholders, which include entities affiliated with members of our board of directors.

As adjusted balance sheet data

Based on an offering price of US$9.50 per ADS (the midpoint of the price range set forth above), and other revised offering terms, as described herein, as of December 31, 2011, cash and cash equivalents would have been approximately £91.8 million, total assets would have been approximately £922.9 million, net assets would have been approximately £233.5 million, total liabilities would have been approximately £(689.4) million, share capital would have been approximately £0.3 million, share premium would have been approximately £71.2 million and total equity attributable to shareholders of the parent would have been £233.5 million.

Corporate Reorganization and Recapitalization

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the "Corporate Reorganization and Recapitalization" section on page 50 of the Preliminary Prospectus has been revised as set forth below.

Capitalization

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the "Capitalization" section on page 52 of the Preliminary Prospectus has been revised as set forth below.

Dilution

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the "Dilution" section on page 54 of the Preliminary Prospectus has been revised as set forth below.

Ordinary Share ownership

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the "Principal and Selling Shareholders" section on page 123 of the Preliminary Prospectus has been revised as set forth below.

(1)
As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (2,972,072) or 3,671,382 shares, respectively. See "Corporate Reorganization and Recapitalization." A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (372,375) or 459,992 shares, respectively, assuming this offering is effective on May 10, 2012.

 CORPORATE REORGANIZATION AND RECAPITALIZATION

        Prior to this offering, our business was conducted solely through Edwards Group plc and its subsidiaries. On April 5, 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our Corporate Reorganization, the holders of each series of ordinary shares and preference shares of Edwards Group plc entered into the following transactions with Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, that will act as a holding company for our business:

  •
  The entire issued share capital of Edwards Group plc was acquired by Edwards Group Limited (the "Acquisition"). The Acquisition was implemented by way of the Scheme of Arrangement, which was approved by the High Court of Justice in England and Wales (the "Court"). As part of the Scheme of Arrangement, the entire issued share capital of Edwards Group plc was cancelled. In consideration for the cancellation of shares in Edwards Group plc, shareholders were issued new shares in the capital of Edwards Group Limited (the "Consideration Shares"), in such amounts and with substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc, including the fixed cumulative dividend of 10% per annum of the Notional Preference Amount per preference share (defined as US$0.5012 for the preference shares held by the Unitas Principal Shareholders and US$1.00 for each other preference share held), set out as follows:

For each A Ordinary Share	one A ordinary share in the capital of Edwards Group Limited
For each B Ordinary Share	one B ordinary share in the capital of Edwards Group Limited
For each C Ordinary Share	one C ordinary share in the capital of Edwards Group Limited
For each Preference Share	one preference share in the capital of Edwards Group Limited

        In addition, following the approval of the Scheme of Arrangement by the Court and by shareholders, but prior to the consummation of this offering, the Consideration Shares will be converted into new ordinary shares, par value £0.002 per share (or such other nominal value as may be determined following consultation with the board of Edwards Group Limited) in Edwards Group Limited (the "New Ordinary Shares") and deferred shares, par value £0.002 per share, in Edwards Group Limited consistent with the conversion and ratchet mechanisms contained in the amended and restated articles of association of Edwards Group Limited, as follows:

  •
  The preference shares in Edwards Group Limited (including any accrued unpaid dividend thereon) will be converted into (i) fully paid New Ordinary Shares and (ii) deferred shares (the "Ordinary Deferred Shares"). The creation of such Ordinary Deferred Shares is effected because the total nominal value of preference shares prior to such conversion must equal the aggregate nominal value of New Ordinary Shares and Ordinary Deferred Shares created pursuant to such conversion. Accordingly, the number of New Ordinary Shares created pursuant to this step as a result of the conversion will be calculated by reference to the offer price of the ordinary shares underlying the ADSs offered in this offering.

  •
  The A ordinary shares and C ordinary shares in Edwards Group Limited will be converted into (i) fully paid New Ordinary Shares and (ii) Ordinary Deferred Shares. This conversion is effected consistent with the ratchet contained in the amended and restated articles of association of Edwards Group Limited, which has the same economic effect as the ratchet that existed in the articles of association of Edwards Group plc. The conversion into Ordinary Deferred Shares is required to give the holders of the A ordinary shares, B ordinary shares and C ordinary shares in Edwards Group Limited the correct shareholding in Edwards Group Limited after the exercise of the ratchet.

  •
  Further B Ordinary Shares will be issued to holders of that class by way of bonus issue. This is necessary to give the holders of such class the correct shareholding after exercise of the ratchet.

  •
  All the B Ordinary Shares will be converted into New Ordinary Shares on a one for one basis.

  •
  The New Ordinary Shares resulting from the conversions of the Preference Shares, A Ordinary Shares, B Ordinary Shares and C Ordinary Shares, as well as the Ordinary Deferred Shares, will be consolidated on the basis of one new share for every two existing shares (a reverse stock split).

  •
  All of the Ordinary Deferred Shares will be repurchased by Edwards Group Limited following the consummation of this offering for an aggregate amount of 1 pence.

See "Description of Share Capital—Share Capital—Share Capital History." Each of these steps, which we collectively refer to as our "Corporate Recapitalization," will occur immediately prior to the consummation of this offering.

        As noted above, any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (372,375) or 459,992 shares, respectively.

        As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (2,972,072) or 3,671,382 shares, respectively. See "Corporate Reorganization and Recapitalization."

        As a result of the Scheme of Arrangement and Corporate Reorganization, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Group plc, and Edwards Group Limited became the parent of Edwards Group plc and its subsidiaries, and has no other assets or operations. Edwards Group Limited is a Cayman Islands exempted company with limited liability. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Edwards Group Limited is resident for tax purposes in the United Kingdom. In addition, Edwards Group plc was re-registered as a private company with the name Edwards Holdco Limited.

        The Corporate Reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

        The purpose of the Scheme of Arrangement is to reorganize our corporate structure in order to facilitate a listing of the ADSs on NASDAQ. The issue of ADSs and subsequent public trading of shares of a company incorporated under the laws of England and Wales may be subject to the payment of U.K. transfer taxes by the company and/or the purchaser of such ADSs. We believe this would have adversely impacted the offering of the ADSs. Unlike the laws of England and Wales, the laws of the Cayman Islands do not require shareholders to pay transfer taxes upon the transfer of securities, which is the principal benefit to us of the Corporate Reorganization.

        References in this prospectus to our capitalization and other matters pertaining to our shares capital prior to the consummation of the Scheme of Arrangement and the Corporate Reorganization relate to the capitalization and share capital of Edwards Group plc. This prospectus includes consolidated financial statements and consolidated financial data of Edwards Group plc. In addition, this prospectus includes an audited balance sheet of Edwards Group Limited.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2011:

  •
  on an actual basis reflecting the capitalization of Edwards Group plc;

  •
  on a pro forma basis to give effect to:

  •
  the Corporate Reorganization and the Corporate Recapitalization, each as more fully described in "Corporate Reorganization and Recapitalization;" and

  •
  on a pro forma as adjusted basis to give effect to:

  •
  the Corporate Reorganization and the Corporate Recapitalization;

  •
  the sale of 12,500,000 ADSs in this offering at an assumed initial public offering price of US$9.50 per ADS, the midpoint of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

  •
  the application of the net proceeds from this offering as described in "Use of Proceeds."

        This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2011
		Edwards Group Limited
	Edwards Group plc
			Pro forma as adjusted(1)
	Actual	Pro forma
	(unaudited)
	(£ in millions)
Debt:
Term loans	442.7	442.7	377.4
Finance leases	6.0	6.0	6.0
Other loans	15.2	15.2	15.2

Total debt	463.9	463.9	398.6

Shareholders' equity:
A Ordinary Shares, par value £0.001 per share; 105,954,534 shares authorized and 105,954,534 shares issued on an actual basis, no shares authorized and issued on a pro forma or pro forma as adjusted basis	0.1	—	—
B Ordinary Shares, par value £0.001 per share, 1,718,181 shares authorized and 1,718,181 shares issued on an actual basis, no shares authorized and issued on a pro forma or pro forma as adjusted basis	0.0	—	—
C Ordinary Shares, par value £0.001 per share, 9,621,819 shares authorized and 9,621,819 shares issued on an actual basis, no shares authorized and issued on a pro forma or pro forma as adjusted basis	0.0	—	—
Preference Shares, par value US$0.001 per share, 296,464,135 shares authorized and 296,464,135 shares issued on an actual basis	0.2	—	—
Ordinary Shares, par value £0.002 per share, 136,354,217 shares authorized, 93,763,956 shares issued on a pro forma basis and 106,263,956 shares pro forma as adjusted basis(2)	—	0.3	0.3
Ordinary Deferred Shares, par value £0.002 per share, 113,645,783 shares authorized and 113,645,783 shares issued on a pro forma and pro forma as adjusted basis(3)	—	—	—
Share premium	5.9	5.9	71.2
Other reserves	162.0	162.0	162.0

Total shareholders' equity	168.2	168.2	233.5

Total capitalization	632.1	632.1	632.1

(1)
Assuming the number of ADSs sold by us in this offering remains the same as set forth on the cover page, a US$1.00 increase (decrease) in the assumed initial public offering price would (decrease) increase our total capitalization by approximately US$11.7 million.

(2)
As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (2,972,072) or 3,671,382 shares, respectively. See "Corporate Reorganization and Recapitalization."

A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (372,375) or 459,992 shares, respectively.

(3)
All Ordinary Deferred Shares will be repurchased following the consummation of this offering for an aggregate amount of 1 pence. See "Corporate Reorganization and Recapitalization."

 DILUTION

        If you invest in the ADSs in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma as adjusted net tangible book value per share of ordinary shares underlying your ADSs upon the consummation of this offering.

        Our pro forma net tangible book value as of December 31, 2011 was US$(401.9) million, or US$(4.29) per ordinary share (presented in U.S. Dollars for convenience purposes only, based on the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times on December 31, 2011 of £1.00 to US$1.5541), after giving effect to the Corporate Reorganization and the Corporate Recapitalization. Pro forma net tangible book value per share represents the amount of tangible assets less liabilities divided by the number of ordinary shares outstanding before giving effect to this offering.

        Dilution per ADS to new investors represents the difference between the amount per ADS paid by purchasers of ADSs in this offering and the pro forma net tangible book value per share of ordinary shares underlying ADSs immediately after the consummation of this offering. After giving effect to the sale by us of 12,500,000 ADSs in this offering at an assumed initial public offering price of US$9.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2011 would have been US$(297.5) million, or US$(2.77) per ordinary share. This represents an immediate increase in net tangible book value of US$1.52 per share to existing shareholders and an immediate dilution in net tangible book value of US$12.27 per ADS to investors purchasing ADSs in this offering, as illustrated in the following table (presented in U.S. Dollars for convenience purposes only, based on the closing mid-point spot rate of £1.00 to US$1.5541 at 4:00 p.m. (London time) on December 31, 2011, derived from WM/Reuters and as published by the Financial Times):

Assumed initial public offering price per ADS				US$9.50
Pro forma net tangible book value per share as of December 31, 2011	US$	(4.29)
Increase in pro forma net tangible book value per ADS attributable to the sale of ADSs in this offering		1.52

Pro forma as adjusted net tangible book value per share after this offering				(2.77)

Dilution per ADS to new investors			US$	12.27

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after this offering by US$11.6 million and (decrease) increase the dilution to new investors by US$0.11 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

        The following table presents the differences between the existing shareholders and purchasers of ADSs in this offering with respect to the number of ADSs purchased from us, the total consideration paid and the average price paid per share as of December 31, 2011 as adjusted to give effect to the

Corporate Reorganization and the Corporate Recapitalization and to our sale of 12,500,000 ADSs in this offering:

	Shares Held		Total Consideration			Average Price Per Share
	Number	Percent	Amount (in millions)		Percent
Existing shareholders(1)	93,763,956	88.2%	US$	265.6	69.1%	US$	2.83
New investors	12,500,000	11.8		118.8	30.9	US$	9.50

Total(1)	106,263,956	100%	US$	384.4	100%

(1)
As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (2,972,072) or 3,671,382 shares, respectively. See "Corporate Reorganization and Recapitalization."

A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (372,375) or 459,992 shares, respectively.

        The selling shareholders identified in this prospectus have granted the underwriters the option to purchase up to 1,875,000 additional ADSs if the underwriters sell more than 12,500,000 ADSs in this offering. Sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 91,888,956 or approximately 86.5%, and will increase the number of ordinary shares underlying ADSs to be purchased by new investors to 14,375,000 or approximately 13.5%, of the total ordinary shares outstanding after the offering.

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by US$12.5 million.

        In addition, we may choose to raise additional capital based on market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

 PRINCIPAL AND SELLING SHAREHOLDERS

	Ordinary shares beneficially owned before this offering		Ordinary shares beneficially owned after this offering(1)		Ordinary shares beneficially owned after this offering assuming full exercise of the option to purchase additional ordinary shares
Name and address of beneficial owner	Number of ordinary shares	Percentage of ordinary shares	Number of ordinary shares	Percentage of ordinary shares	Number of ordinary shares	Percentage of ordinary shares
Principal shareholders:
CCMP Capital, LLC and Related Funds(2)	43,905,757	46.8%	43,905,757	41.3%	42,992,995	40.5%
Unitas Capital Investors (Cayman) Ltd.(3)	43,905,756	46.8%	43,905,756	41.3%	42,992,994	40.5%
Directors and Executive Officers:
Sia Abbaszadeh	209,755	*	209,755	*	205,394	*
Mike Allison(4)	279,674	*	279,674	*	279,674	*
Greg Brenneman(2)	—	—	—	—	—	—
Jim Gentilcore	137,821	*	137,821	*	137,821	*
Steven Goldspring	—	—	—	—	—	—
Ron Krisanda	279,674	*	279,674	*	273,860	*
John Lewis(5)	—	—	—	—	—	—
Dr. Stephen Ormrod(6)	419,511	*	419,511	*	419,511	*
Sue Rabbett(7)	69,918	*	69,918	*	68,464	*
Adam Ramsay(8)	139,836	*	139,836	*	136,929	*
Nick Rose	—	—	—	—	—	—
Sir Kevin Smith(5)	—	—	—	—	—	—
David Smith(9)	258,598	*	258,598	*	258,598	*
Ian Stones(10)	98,628	*	98,628	*	98,628	*
Matthew Taylor	331,382	*	331,382	*	331,382	*
Michael Wilson(11)	98,628	*	98,628	*	96,578	*
All board of director members and senior management as a group (16 persons)	2,323,425	2.5%	2,323,425	2.2%	2,306,839	2.2%
Selling Shareholders:
Scott Balaguer	63,801	*	63,801	*	62,475	*
Mike Brown	31,900	*	31,900	*	31,237	*
Mark Greene	63,801	*	63,801	*	62,475	*
Jodie Hague	55,936	*	55,936	*	54,773	*
Nick Haste	12,643	*	12,643	*	12,380	*
Tamsin Haste	12,601	*	12,601	*	12,339	*
Heinz Holsten	209,755	*	209,755	*	205,394	*
Mark Hope	25,245	*	25,245	*	24,720	*
Rod Hughes	25,245	*	25,245	*	24,720	*
Michelle Dolly-Hunton	308,782	*	308,782	*	302,363	*
Nigel Hunton	308,775	*	308,775	*	302,356	*
Sarah Larkins	12,635	*	12,635	*	12,372	*
Iain Larkins	12,635	*	12,635	*	12,372	*
Ian Mackay	93,109	*	93,109	*	91,173	*
John O'Sullivan	98,628	*	98,628	*	96,578	*
Anil Patel	49,314	*	49,314	*	48,289	*
Paul Rawlings	98,628	*	98,628	*	96,578	*
Marinella Varallo	98,628	*	98,628	*	96,578	*

*
Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
Beneficial ownership does not include any ordinary shares underlying ADSs that may be purchased in this offering. See "Underwriting."

(2)
In the case of CCMP Capital, LLC ("CCMP Capital"), includes 5,163,798 ordinary shares owned by CCMP Capital Investors (Cayman) II, L.P. ("CCMP Cayman") and 38,741,959 ordinary shares owned by CCMP Capital Investors II (AV-3), L.P. ("CCMP Capital Investors" and, together with CCMP Cayman, the "CCMP Capital Funds"). If the underwriters exercise their option to purchase additional shares in full: (i) 107,144 shares will be sold by CCMP Cayman and (ii) 803,857 shares will be sold by CCMP Capital Investors.

The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P. ("CCMP Capital Associates"). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC ("CCMP Capital Associates GP"). CCMP Capital Associates GP is wholly-owned by CCMP Capital. Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the CCMP Capital Funds.

CCMP Capital ultimately exercises voting and dispositive power over the ordinary shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such shares are made by an investment committee, the members of which are Stephen Murray (the President and Chief Executive Officer of CCMP Capital), Greg Brenneman and Robert J. McGuire (Senior Member of CCMP Capital Advisors (UK), LLP, an affiliate of CCMP), each of whom may be deemed to beneficially own the shares owned by the CCMP Capital Funds. The address of Mr. Murray, Mr. Brenneman and each of the CCMP entities (other than CCMP Cayman and CCMP Capital Investors) is c/o CCMP Capital, LLC, 245 Park Avenue, New York, New York 10167. The address of Mr. McGuire is c/o CCMP Capital Advisors (UK) LLP, Almack House, 28 King Street, London SW1Y 6XA, United Kingdom. The address of CCMP Cayman and CCMP Capital Investors is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town KY1-9005, Grand Cayman, Cayman Islands.

Each of Messrs. Murray, Brenneman and McGuire disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds, except to the extent of their respective pecuniary interest therein.

(3)
Unitas Capital Investors (Cayman) Ltd. is majority owned by Asia Opportunity Fund II, L.P. ("AOF"). The general partner of AOF is Unitas Capital Equity Partners II, L.P. ("Unitas Capital"). The general partner of Unitas Capital is Liu Asia Equity Company II ("Liu Asia Equity"). Liu Asia Equity is wholly-owned by Andrew Liu. Each of AOF, Unitas Capital and Liu Asia Equity may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by Unitas Capital Investors (Cayman) Ltd.

Unitas Capital ultimately exercises voting and dispositive power over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Voting and disposition decisions at Unitas Capital with respect to such shares are made by an investment committee, the members of which are Jay Lee, John Lewis, Andrew Liu, Anurag Mathur, Ajeet Singh, Sir Kevin Smith, Eugene Suh and Jim Tsao, each of whom may be deemed to beneficially own the shares owned by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lee, Lewis, Liu, Mathur, Singh, Smith, Suh and Tsao disclaims any beneficial ownership of any shares beneficially owned by Unitas Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Unitas Capital Investors (Cayman) Ltd. and Unitas Capital is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Cayman Islands.

(4)
In the case of Mike Allison, includes 139,837 ordinary shares owned by Mr. Allison and 139,837 ordinary shares owned by Caroline Allison.

(5)
John Lewis is a Partner and the Chief Investment Officer of Unitas. Sir Kevin Smith is a Partner of Unitas. Both serve as directors pursuant to the Shareholders' Agreement and are members of a group of persons who exercise voting and disposition decisions over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lewis and Smith disclaims any beneficial ownership of any shares beneficially owned by Unitas Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Messrs. Lewis and Smith is c/o Unitas Capital, 14th Floor, St. George's Building, 2 Ice House Street, Central, Hong Kong.

(6)
In the case of Dr. Stephen Ormrod, includes 365,242 ordinary shares owned by Dr. Ormrod, 45,991 ordinary shares owned by Lesley Ormrod, 4,139 ordinary shares owned by Alexander Ormrod and 4,139 ordinary shares owned by Lewis Ormrod.

(7)
In the case of Sue Rabbett, includes 41,951 ordinary shares owned by Ms. Rabbett and 27,967 ordinary shares owned by Douglas Rabbett-Brown.

(8)
In the case of Adam Ramsay, includes 69,918 ordinary shares owned by Mr. Ramsay and 69,918 ordinary shares owned by Adele Ramsay.

(9)
In the case of David Smith, includes 129,299 ordinary shares owned by Mr. Smith and 129,299 ordinary shares owned by Judith Smith.

(10)
In the case of Ian Stones, includes 49,314 ordinary shares owned by Mr. Stones and 49,314 ordinary shares owned by Leanne Stones.

(11)
In the case of Michael Wilson, includes 49,314 ordinary shares owned by Mr. Wilson and 49,314 ordinary shares owned by Sheila Wilson.

        To review the Preliminary Prospectus included in Amendment No. 3 to the Registration Statement, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company's filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1544175/000104746912005708/a2209526zf-1a.htm

        OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001544175.

        EDWARDS GROUP LIMITED ("EDWARDS") HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS EDWARDS HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, BARCLAYS CAPITAL INC., GOLDMAN, SACHS & CO. OR DEUTSCHE BANK SECURITIES INC. WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BARCLAYS CAPITAL INC. TOLL FREE AT 1-888-603-5847, GOLDMAN, SACHS & CO. TOLL FREE AT 1-800-471-2526 OR DEUTSCHE BANK SECURITIES INC. TOLL FREE AT 1-800-503-4611.

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EDWARDS GROUP LIMITED
CORPORATE REORGANIZATION AND RECAPITALIZATION
CAPITALIZATION
DILUTION
PRINCIPAL AND SELLING SHAREHOLDERS